 1-A/A LIVE 0001689536 XXXXXXXX 024-10639 false false false NANO STONE INC DE 2016 0001689536 3281 81-2632123 7 0 SANJAY MODY 2125 CENTER AVE, SUITE 414 FORT LEE NJ 07024 2013678436 Andy Altahawi Other 62194.00 0.00 1000.00 9070000.00 16948940.00 10000.00 55000.00 65000.00 16883940.00 16948940.00 0.00 46000.00 0.00 0.00 0.00 0.00 Ram Associate Common 8800000 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 2640000 8800000 6.80 17952000.00 0.00 0.00 0.00 17952000.00 true false AZ CA CO CT DE DC FL GA IL KY LA MD MI MO NJ NY PA TX VA WA false Nano Stone Inc Common 8800000 8800000 0 46,806 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.